Exhibit 99.3

Corporate Office 150 King Street West, Suite 2200 P.O. Box 38 Toronto, ON M5H 1J9 Phone: +1 416 342 5560 Fax: +1 416 348 0303

NEWS RELEASE

Lundin Mining Announces Expiry of Bid for Nevsun Resources

Toronto, November 9, 2018 (TSX: LUN; Nasdaq Stockholm: LUMI) Lundin Mining Corporation (“Lundin Mining” or the “Company”) announced that the Company’s previously announced bid for all of the issued and outstanding shares of Nevsun Resources Ltd. expired at 5:00 p.m. today in accordance with its terms. Lundin Mining will not take-up any securities deposited under the bid and will return such securities to the holders.

Lundin Mining continues to pursue strategic growth opportunities. Our portfolio of high-quality long-life, mines enables us to remain disciplined to our investment criteria and rigorous in our allocation of capital to deliver superior shareholder returns. Our financial strength affords us substantial flexibility to respond to external opportunities while advancing high value-add internal projects and unlock exploration potential at each of our mines.

About Lundin Mining

Lundin Mining is a diversified Canadian base metals mining company with operations in Chile, the United States of America, Portugal and Sweden, primarily producing copper, nickel and zinc. In addition, Lundin Mining holds an indirect 24% equity stake in the Freeport Cobalt Oy business, which includes a cobalt refinery located in Kokkola, Finland.

The information was submitted for publication, through the agency of the contact persons set out below on November 9, 2018 at 5:01 p.m. Eastern Time.

For further information, please contact:

Mark Turner, Director, Business Valuations and Investor Relations: +1-416-342-5565

Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50